EXHIBIT A

Elliott Presents Analysis Outlining Multiple Pathways to Unlock

BMC Software’s Intrinsic Value

Presentation Offers Detailed, Proactive Plan to Deliver Stockholder Value

Elliott Urges Stockholders to Vote the Green Proxy Card “For” its Independent, Highly Qualified Nominees

NEW YORK, June 20, 2012 — Elliott Management, a $20 billion private investment firm, and its collective funds, who collectively are a major stockholder in BMC Software (NASDAQ: BMC), today issued the following open letter to BMC stockholders:

June 20, 2012

Dear fellow BMC Stockholders:

I write to you again on behalf of Elliott Management and our collective funds, holders of 6.5 percent of BMC Software common stock. Our letter is to inform you that we will file a presentation with the SEC today laying out our analysis on the company’s significant potential value that can be unlocked and the multiple pathways available to deliver this value for stockholders. We provide further background and insight on why our four highly qualified, independent nominees for the Board are the superior choice for stockholders relative to the Company’s nominees, who insist that stockholders simply accept the status quo.

We have continued to actively encourage BMC’s management and Board of Directors to work productively with Elliott to explore these opportunities to unlock stockholder value. Our nominees are prepared to push for a full operational and strategic review to examine all ways to maximize value. Yet, we remain perplexed at the Company’s continued “bunker” mentality and defense of its existing plan, which has resulted in subpar growth and weak stock price performance compared to its peers over just about any relevant time period. BMC owes stockholders a thoughtful approach to value creation. We hope you find this presentation provides a comprehensive path on how to get there.

We look forward to speaking soon and fully intend to continue in our efforts.

Sincerely,

Jesse Cohn

Portfolio Manager

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $20 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management. The Elliott funds’ investors include large institutions, high-net-worth individuals and families, and employees of the firm.

Additional Information

Elliott Associates, L.P. and Elliott International, L.P. (“Elliott”) have filed with the Securities and Exchange Commission a definitive proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2012 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the “2012 Annual Meeting”) of BMC Software, Inc. (the “Company”). Information relating to the participants in such proxy solicitation has been included in the definitive proxy statement filed with the Securities and Exchange Commission and distributed to stockholders of the Company on June 14, 2012, by Elliott. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2012 Annual Meeting because they will contain important information. These materials and other materials filed by Elliott in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission’s website at www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the Securities and Exchange Commission will also be available, without charge, by directing a request by mail or telephone to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 (call collect: 212-929-5500; call toll free: 800-322-2885).

Media Contacts:

Peter Truell

Elliott Management Corporation,

212-478-2080;

OR

Tom Johnson

The Abernathy MacGregor Group

212-371-5999